Exhibit 12.1 Statements Re. Computation of Ratios

PEPCO HOLDINGS, INC.

	For the Year Ended December 31,
	2009	2008	2007	2006	2005
	(millions of dollars)

Income before extraordinary item (a)	$233	$305	$324	$245	$369

Income tax expense (b)	110	168	188	161	255

Fixed charges:
Interest on long-term debt, amortization of discount, premium and expense	382	341	348	343	341
Other interest	23	24	25	19	20
Preferred dividend requirements of subsidiaries	—	—	—	1	3

Total fixed charges	405	365	373	363	364

Nonutility capitalized interest	(4)	(6)	(2)	(1)	(1)

Income before extraordinary item, income tax expense, fixed charges and capitalized interest	$744	$832	$883	$768	$987

Total fixed charges, shown above	405	365	373	363	364
Increase preferred stock dividend requirements of subsidiaries to a pre-tax amount	—	—	—	1	2

Fixed charges for ratio computation	$405	$365	$373	$364	$366

Ratio of earnings to fixed charges and preferred dividends	1.84	2.28	2.36	2.11	2.70

(a)	Excludes income/losses on equity investments.
(b)	Concurrent with the adoption of FIN 48 in 2007, amount includes interest on uncertain tax positions.